News Release

  TSX:RMX | AMEX:RBY                                       October 21, 2008

Rubicon hits more high-grade gold and extends the F2 Zone,

 Phoenix Gold Project, Red Lake, Ontario

-1.22 oz/ton gold over 7.1 feet (41.9 g/t gold over 2.2 metres)-
-3.2 oz/ton gold over 1.6 feet (54.9 g/t gold over 0.5 metre)-
-Step out drilling extends gold system both laterally and at depth, drilling continuing-

Rubicon Minerals Corp (RMX.TSX:RBY.AMEX) is pleased to announce new results from the F2 Zone, part of the 100%-controlled Phoenix Gold Project, located in the heart of the prolific Red Lake gold district of Ontario. Previous drilling (see news releases dated May 5, 2008 through August 26, 2008), has identified significant zones of gold mineralization (the F2 Zone) including bonanza and high-grade gold intercepts as outlined in Table 1 (note: new results are denoted by an asterisk). Highlights include:

•
A new high-grade gold intercept of 1.22 oz/ton over 7.1 feet (41.9 g/t gold over 2.2 metres) in hole F2-35 at a vertical depth of 2887 feet (880 metres) below surface. This intercept confirms that high-grade gold as well as previously reported sulphide bearing gold zones extend to depths of at least 2887 feet (880 metres) below surface and that the depth potential of the F2 Zone remains open.

•
New step-out drilling, designed to test for extensions of the known gold system, confirms that gold mineralization is now present up to 771 feet (235 metres) from previous F2 Zone drilling (Figure 1). New results include 3.2 oz/ton gold over 1.6 feet (109.8 g/t gold over 0.5 metres) in F2-29 at a vertical depth of 1368 feet (417 metres) below surface, a step-out of 190 feet (58 metres) to the northwest from the nearest hole. Additional results include 5.2 g/t gold over 9.0 metres, including 8.4 g/t gold over 3.0 metres and 3.7 g/t gold over 16 metres, including 7.0 g/t over 3.0 metres in F2-33 (located 25 metres to the northeast); 7.2 g/t gold over 3.0 metres in F2-30-W1 (located 148 metres to the northeast); and 4.4 g/t gold over 2.6 metres in F2-32 (located 235 metres to the north-northeast of the core F2 zone). Gold mineralization in these holes is developed within similar host rocks to those of the core F2 zone and suggests that significant additional follow-up drilling in these areas is warranted.

•
New step-out intercepts are located within an extensive, strong TITAN24 geophysical (chargeability) anomaly which is over 5000 feet (1500 metres) long. The anomaly appears to correlate with strongly altered hosts rocks and sulphide bearing gold mineralization. The F2 anomaly is one of a number of similar anomalies developed along the three kilometres of prospective stratigraphy extending to the northeast on the Phoenix project which constitute high priority regional targets.

•
Ongoing interpretation suggests that the core F2 Zone gold mineralization can be correlated with a minimum of four, sub-vertical to north-west dipping, sub-parallel gold zones developed over a vertical distance of 2585 feet (788 metres). In areas of wider spaced drilling, additional, separate gold zones are present but more drilling is required to confirm their extent. The current interpretation is based on development of detailed sections and level plans over the core of the F2 Zone. A composite section based on this interpretation is provided in Figure 2 attached to this release. Note that most zones, as outlined, are open to depth or along strike and thus the currently interpreted zones display their minimum dimensions.

•
The mineralized envelope at the F2 Zone, including step out holes, currently extends 1181 feet laterally and 2585 feet vertically (360 metres by 788 metres respectively) and remains open for further drilling.

•
The geological setting, grade distribution and dimensions of zones known to date at the F2 Zone demonstrate strong similarities with publicly available information from Goldcorp’s Red Lake Mine, located four kilometres to the southeast.

“We continue to be very encouraged with results from the F2 Zone. The system is growing in size and our interpretation suggests the presence of multiple parallel high-grade, gold-bearing zones. This effectively expands potential and identifies areas where additional drilling is required to confirm and expand known zones. We are on track with our permitting to dewater the shaft to aggressively drill from underground. In the interim we are continuing to drill step out holes from surface designed to further expand the limits of the gold bearing system” stated David Adamson, President and CEO.

As stated in previous news releases, considerable drilling is required to better understand the distribution of gold mineralization in three dimensions. Management believes this is best accomplished by drilling from underground utilizing the nearby shaft and workings situated approximately 450 metres from the core of the F2 Zone. The Company is in the permitting process to allow previously announced shaft dewatering and rehabilitation to commence during Q4 as planned, barring any unforeseen circumstances.

Rubicon Minerals Corporation is an exploration company with approximately $18 million in cash, focusing on exploring for gold in politically safe jurisdictions with high geological potential. Rubicon controls over 65,000 acres of prime exploration ground in the prolific Red Lake gold camp of Ontario which hosts Goldcorp's high-grade, world class Red Lake Mine. In addition to its Red Lake holdings, Rubicon also controls over 500,000 acres surrounding the Pogo Mine in Alaska as well as 225,000 acres in northeast Nevada. Rob McEwen, President and CEO of McEwen Capital, former Chairman and CEO of Goldcorp, owns 31% of the company.

Table 1: F2 Zone Gold Assay Results
Location ID	Hole Number	Gold (g/t)	Metres	Gold (oz/ton)	Feet
1	F2-10	19.5	1.0	0.57	3.3
2	F2-10	68.4	0.6	2.00	2.0
3	F2-12	20.8	0.5	0.61	1.6
4	F2-01	8.4	4.5	0.25	14.8
5	F2-02	5.4	10.3	0.16	33.8
5	Incl.	12.1	3.3	0.35	10.8
6	F2-22*	29.6	0.5	0.86	1.6
7	F2-06	49.0	0.8	1.43	2.5
8	F2-10	43.0	1.0	1.25	3.3
9	F2-04	21.5	0.5	0.63	1.6
10	F2-21	9.1	8.6	0.27	28.2
10	Incl.	97.9	0.5	2.85	1.6
10	Incl.	11.6	0.5	0.34	1.6
11	F2-08	4.2	24.0	0.12	78.7
11	Incl.	15.8	2.0	0.46	6.6
11	Incl.	24.8	1.0	0.72	3.3
12	F2-21	64.2	0.5	1.87	1.6
13	F2-21	18.9	1.0	0.55	3.3
14	F2-22*	5.6	50.7	0.16	166.3
14	Incl.	12.4	0.5	0.36	1.6
14	Incl.	106.4	0.5	3.10	1.6
14	Incl.	16.0	0.5	0.47	1.6
14	Incl.	13.4	1.0	0.39	3.3
14	Incl.	32.9	1.0	0.96	3.3
14	Incl.	12.2	2.0	0.36	6.6
15	F2-02	22.9	1.0	0.67	3.3
16	F2-07	19.6	1.0	0.57	3.3
17	F2-07	73.2	3.0	2.14	9.8
18	F2-03	283.2	1.0	8.26	3.3
19	F2-12	4.3	4.0	0.13	13.1
20	F2-01	6.8	11.0	0.20	36.1
20	Incl.	61.5	1.0	1.79	3.3
21	F2-10	13.9	3.0	0.41	9.8
21	F2-10	13.9	3.0	0.41	9.8
22	F2-10	29.4	1.0	0.86	3.3
23	F2-10	17.7	2.0	0.52	6.6
24	F2-21	17.0	2.5	0.50	8.2
24	Incl.	41.4	1.0	1.21	3.3
25	F2-21	10.3	1.0	0.30	3.3
26	F2-08	42.4	11.0	1.24	36.1
27	F2-06	20.0	0.5	0.58	1.6
28	F2-11	20.2	0.5	0.59	1.6
29	F2-02	36.0	1.0	1.05	3.3
30	F2-07	15.1	1.0	0.44	3.3
31	F2-07	11.1	0.5	0.32	1.6
32	F2-22	17.1	0.5	0.50	1.6
33	F2-21	5.2	6.0	0.15	19.7
33	Incl.	35.8	0.5	1.04	1.6
34	F2-04	13.9	2.0	0.41	6.6
34	Incl.	22.4	1.0	0.65	3.3
35	F2-07	3.5	16.0	0.10	52.5
35	Incl.	23.0	0.5	0.67	1.6
35	Incl.	18.8	0.5	0.55	1.6
36	F2-07	16.0	7.0	0.47	23.0
36	Incl.	25.6	1.5	0.75	4.9
36	Incl.	22.2	3.0	0.65	9.8
37	F2-10	8.3	30.0	0.24	98.4
37	Incl.	48.2	0.5	1.41	1.6
37	Incl.	216.1	0.5	6.30	1.6
38	F2-09	10.0	3.5	0.29	11.5
38	Incl.	53.1	0.5	1.55	1.6
39	F2-06	4.9	8.5	0.14	27.9
39	Incl.	10.7	1.0	0.31	3.3
40	F2-21	14.2	1.5	0.41	4.9
40	Incl.	19.6	1.0	0.57	3.3
41	F2-07	24.4	17.0	0.71	55.8
41	Incl.	36.5	8.0	1.06	26.2
42	F2-11	3.0	12.1	0.09	39.7
43	F2-11	25.7	1.6	0.75	5.2
43	Incl.	40.3	1.0	1.18	3.3
44	F2-10	56.5	0.5	1.65	1.6
45	F2-10	20.2	0.5	0.59	1.6
46	F2-10	77.8	0.5	2.27	1.6
47	F2-09	28.7	15.5	0.84	50.9
47	Incl.	52.6	7.4	1.53	24.3
48	F2-17	3.1	6.8	0.09	22.3
49	F2-06	15.4	1.0	0.45	3.3
50	F2-22	21.6	3.0	0.63	9.8
50	Incl.	53.3	1.0	1.55	3.3
50	Incl.	11.3	1.0	0.33	3.3
51	F2-21	6.1	5.0	0.18	16.4
52	F2-21	13.1	0.5	0.38	1.6
53	F2-15	3.4	9.0	0.10	29.5
54	F2-21	10.2	2.6	0.30	8.5
54	Incl.	33.7	0.6	0.98	2.0
55	F2-21	13.8	2.7	0.40	8.7
56	F2-04	7.3	3.0	0.21	9.8
57	F2-05	12.1	2.0	0.35	6.6
57	Incl.	36.1	0.5	1.05	1.6
58	F2-25*	13.8	2.0	0.40	6.6
59	F2-15-W1	11.4	1.0	0.33	3.3
60	F2-05	6.0	17.0	0.18	55.8
60	Incl.	42.6	0.5	1.24	1.6
60	Incl.	14.5	0.5	0.42	1.6
60	Incl.	15.8	1.0	0.46	3.3
61	F2-14-W1	2.5	7.0	0.07	23.0
62	F2-14-W1	5.7	4.0	0.17	13.1
63	F2-25*	17.1	1.0	0.50	3.3
64	F2-24*	9.2	7.4	0.27	24.3
64	Incl.	16.2	0.6	0.47	2.0
64	Incl.	31.6	1.0	0.92	3.3
65	F2-16	3.0	16.1	0.09	52.8
66	F2-16	3.7	3.2	0.11	10.5
67	F2-19	58.8	2.1	1.72	6.9
67	Incl.	240.4	0.5	7.01	1.6
68	F2-05	7.6	2.0	0.22	6.6
68	Incl.	14.2	1.0	0.41	3.3
69	F2-25*	6.4	5.0	0.19	16.4
69	Incl.	13.5	2.0	0.39	6.6
70	F2-25*	21.4	1.0	0.62	3.3
71	F2-17-W3	70.4	0.5	2.05	1.6
72	F2-17	62.0	1.0	1.81	3.3
72	Incl.	117.7	0.5	3.43	1.6
73	F2-19	361.7	1.8	10.55	5.9
73	Incl.	811.4	0.8	23.67	2.6
74	F2-29	891.1	2.0	25.99	6.6
75	F2-14	6.9	7.0	0.20	23.0
75	Incl.	15.2	2.0	0.44	6.6
76	F2-14	26.4	0.9	0.77	2.8
77	F2-15-W1	7.5	3.7	0.22	12.1
77	Incl.	17.6	1.3	0.51	4.3
78	F2-15-W1	19.1	1.0	0.56	3.3
79	F2-29*	109.8	0.5	3.20	1.6
80	F2-29*	3.7	8.0	0.11	26.2
80	Incl.	22.6	1.0	0.66	3.3
81	F2-29*	8.1	2.0	0.24	6.6
82	F2-29*	13.9	1.2	0.40	3.9
83	F2-24*	4.4	7.0	0.13	23.0
83	Incl.	22.9	1.0	0.67	3.3
84	F2-20	12.6	1.0	0.37	3.3
85	F2-20	7.4	4.0	0.21	13.1
85	Incl.	12.0	2.0	0.35	6.6
86	F2-29*	5.1	5.3	0.15	17.4
86	Incl.	10.5	1.0	0.31	3.3
87	F2-29*	4.1	16.2	0.12	53.0
87	Incl.	10.4	2.2	0.30	7.2
88	F2-35**	41.9	2.2	1.22	7.1
88	Incl.	69.8	1.0	2.04	3.3
Step Out	F2-30-W1**	7.2	3.0	0.21	9.8
Step Out	Incl.	8.0	2.6	0.23	8.5
Step Out	F2-32**	4.4	2.6	0.13	8.5
Step Out	F2-33**	5.2	9.0	0.15	29.5
Step Out	Incl.	8.4	3.0	0.24	9.8
Step Out	F2-33**	3.7	16.0	0.11	52.5
Step Out	Incl.	7.0	3.0	0.20	9.8
*New gold assays received for the F2 Zone
**New gold assays received (assays pending for portions of the hole)

Figure 1:  Composite Plan Map of F2 Zone Drilling Results

Plan Map of F2 Gold System
N
S
E
W
Gold Mineralization open along strike and to depth
Shaft
Area of step out drilling
Titan Chargeability Anomaly outline
Proposed Exploration Drift
Area of Composite Section
Previously Released Results
New Gold Assay Results – this release
Scale (m)
Looking down
0
100
200
300

Figure 2:  Composite Cross Section Looking NE

RUBICON MINERALS CORPORATION
“David W. Adamson”
President & CEO

Assays were conducted on sawn NQ-sized half core sections. Further drilling is required before the true widths of reported intercepts can be determined. The saw blade is routinely cleaned between samples when visible gold is noted during logging and sampling of the drill core. Assays were conducted by SGS Minerals Services using standard fire assay on a 30 gram (1 assay ton) sample with a gravimetric finish procedure. Assays are uncut as is standard practice in Red Lake. Standards, blanks and check assays were included at regular intervals in each sample batch. Gold standards were prepared by CDN Resource Laboratories Ltd. Work programs are supervised by Terry Bursey, P.Geo. the project Qualified Person under the definition of NI 43-101.

Forward Looking Statements

This news release contains certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical fact, that address events or developments that the Company expects to occur, are forward looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential" and similar expressions, or that events or conditions "will", "would", "may", "could" or "should" occur. Forward-looking statements in this document include statements regarding future exploration programs and joint venture partner participation.

Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, inability to obtain required shareholder or regulatory approvals, and general economic, market or business conditions. Forward looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. The Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change.

These statements are based on a number of assumptions, including, among others, assumptions regarding general business and economic conditions, the timing of the receipt of shareholder, regulatory and governmental approvals for Rubicon's proposed transactions, the availability of financing for Rubicon's proposed transactions and exploration and development programs on reasonable terms and the ability of third-party service providers to deliver services in a timely manner. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause results to differ materially.

The description of mineralized zones is not intended to imply any economically mineable estimate of reserves or resources exists on the Phoenix project. Similarly, although geological features of the F2 Zone are interpreted to show similarities to nearby gold producing mines owned by third parties, this should not be interpreted to mean that the F2 zone has, or that it will, generate similar reserves or resources, Significant additional drilling is required at F2 to fully understand system size before a meaningful resource calculation can be completed.

.